EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2012 Financial Results

Company Meets Q3 Revenues, Gross Margin and EPS Guidance

  Sales increased 17.5% year-over-year to $190.4 million, the highest quarterly revenues since Q409
  Small and medium-sized panel driver sales increased 9.5% year over year to $87.3 million, achieving record-high quarterly revenues
  Non-driver sales increased 30.2% year-over-year to $26.6 million
  Gross margin increased 480 basis points to 23.3% from 18.5% in Q311 and increased 20 basis points from 23.1% in Q212.
  Non-GAAP net income increased 244.1% to $16.5 million from $4.8 million in Q311. Non-GAAP diluted earnings per ADS increased 259.3% to$9.7 cents from $2.7 cents in Q311
  GAAP net income increased 1521.7% to $10.4 million from $0.6 million in Q311. GAAP diluted earnings per ADS increased 1425% to $6.1 cents from $0.4 cents in Q311

TAINAN, Taiwan, Nov. 7, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the third quarter ended September 30, 2012.

SUMMARY FINANCIALS

Third quarter 2012 Results Compared to Third quarter 2011 Results (USD in millions) (unaudited)

	Q3 2012	Q3 2011	CHANGE
Net Revenues	$ 190.4	$ 162.1	+17.5%
Gross Profit	$ 44.3	$ 30.0	+47.7%
Gross Margin	23.3%	18.5%	+4.8%
GAAP Net Income Attributable to Shareholders	$ 10.4	$ 0.6	+1521.7%
Non-GAAP Net Income Attributable to Shareholders	$16.5 (1)	$4.8 (2)	+244.1%
GAAP EPS (Per Diluted ADS, USD)	$ 0.061	$ 0.004	+1425%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.097(1)	$0.027(2)	+259.3%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $5.6 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $3.8 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

Third quarter 2012 Results Compared to Second quarter 2012 Results (USD in millions) (unaudited)

	Q3 2012	Q2 2012	CHANGE
Net Revenues	$190.4	$189.5	+0.5%
Gross Profit	$44.3	$43.7	+1.3%
Gross Margin	23.3%	23.1%	+0.2%
GAAP Net Income Attributable to Shareholders	$10.4	$15.1	-31.1%
Non-GAAP Net Income Attributable to Shareholders	$16.5 (1)	$15.9 (2)	+3.5%
GAAP EPS (Per Diluted ADS, USD)	$0.061	$0.089	-31.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.097(1)	$0.093(2)	+4.3%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $5.6 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.

"We are pleased with the top and bottom line financial improvements during the third quarter of 2012. We will continue to execute our strategy and are excited about further growth opportunities going forward," explained Mr. Jordan Wu, President and Chief Executive Officer of Himax.

Third quarter 2012 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)
	Q3 2012%		Q3 2011%		% Change
Display drivers for large-size panels	$76.5	40.2%	$62.0	38.3%	+23.4%
Display drivers for small/medium sized panels	$87.3	45.8%	$79.7	49.2%	+9.5%
Non-driver products	$26.6	14.0%	$20.4	12.5%	+30.2%

	Q3 2012%		Q2 2012%		% Change
Display drivers for large-size panels	$76.5	40.2%	$79.7	42.1%	-4.0%
Display drivers for small/medium sized panels	$87.3	45.8%	$83.8	44.2%	+4.1%
Non-driver products	$26.6	14.0%	$26.0	13.7%	+2.3%

Total revenues for the third quarter of 2012 increased 17.5% to $190.4 million year-over-year and increased 0.5% sequentially. Strong sales in Himax's large-size panel drivers and non-driver ICs were the primary contributors to the Company's year over year revenue growth.

Revenues from large panel display drivers were $76.5 million, up 23.4% from a year ago and down 4.0% from the second quarter of 2012 and accounted for 40.2% of total revenues. The sequential decrease came in after three consecutive quarters of growth and was attributed to slower demand from the TV models which Himax's customers launched earlier this year. The sales increase over the previous year was mainly due to the growing sales to the panel customers in China. The Company will continue to strive toward winning more market share in this segment.

Sales of small and medium-sized drivers reached another record high in the third quarter. They came in at $87.3 million, up 9.5% in the third quarter from the same period 2011 and up 4.1% from the previous quarter and accounted for 45.8% of total revenues with tablet and automotive display being the fastest growing applications. These products will continue to contribute noteworthy growth in 2013. As the Company expected, sales for smartphone driver ICs were flat from the second quarter of 2012 as a select group of Himax customers in China, many of them leaders in higher end market, were experiencing competitive pressure from lower-end peers penetrating the marketplace aggressively. Notwithstanding the short-term momentum, smartphone remains Himax's strongest-growing product segment overall driven by strong demand from both Chinese and international brands. The Company has won further design-wins from leading global brands which it will start shipment from the fourth quarter. Additionally, the Company has also experienced positive results from its efforts in working with the fast growing tier-2 smartphone customers in China during the third quarter. The Company will continue to make progress and gain market share in that area.  The Company remains bullish on the growth prospect of the smartphone segment for the remainder of 2012 and beyond.

Revenues from Himax's non-driver businesses, which include CMOS image sensors, LCOS microdisplays, touch panel controllers, power management ICs, LED diver ICs, wafer level optics, timing controllers, ASIC services and IP licensing, were $26.6 million, an increase of 30.2% from the same period last year and 2.3% higher than the second quarter of 2012 and accounted for 14.0% of total revenues. Touch panel controller, power management ICs, WLED drivers, wafer level optics, and operational amplifiers experienced double digit growth in the third quarter 2012. The Company remains confident that its non-driver business will continue to account for an increasing percentage of its sales over time and it provides the most exciting long-term prospects for growth.

Gross margins were 23.3% for the three months ended September 30, 2012, up 480 basis points from 18.5% in the third quarter of 2011 and up 20 basis points from 23.1% in the second quarter of 2012. This is the fourth consecutive quarter of gross margin improvement for the Company. The increase in gross margin is a direct result of a richer mix of Himax's higher-margin products like those in its fast-growing non-driver category. The Company will also focus on more value-added high-end driver IC products which have higher entry barrier. Gross margin improvement will continue to be one of the Company's business goals going forward.

Third quarter 2012 GAAP operating expenses were $31.1 million, up 2.1% from $30.5 million a year ago and up 32.4% from $23.5 million in the previous quarter. The sequential increase was primarily due to the expenses from the 2012 RSU vest of $6.3 million and higher salary expenses as the Company made its annual salary adjustment in the third quarter. GAAP operating income was $13.2 million, or 6.9% of sales, in the third quarter of 2012. It went down $7.0 million sequentially and up $13.7 million year over year. The sequential decline in operating income is also attributed to the RSU vest expenses and salary expense increases identified above, which accounted for 4.0% of sales.

Reported GAAP net income was $10.4 million, or 6.1 cents per ADS, for the third quarter of 2012 compared to $0.6 million, or 0.4 cents per ADS, in the corresponding quarter a year ago, and $15.1 million, or 8.9 cents per ADS, in the previous quarter. GAAP net income improved 1521.7% compared to third quarter 2011 but decreased 31.1% quarter over quarter mainly due to the $6.3 million 2012 RSU charge in the third quarter.

Non-GAAP net income in the third quarter was $16.5 million, or 9.7 cents per diluted ADS, up from $4.8 million, or 2.7 cents per ADS, for the same period last year, and up from $15.9 million, or 9.3 cents per ADS, in the previous quarter. Non-GAAP net income for the third quarter 2012 grew 244.1% over the same period last year and 3.5% over second quarter of 2012.

Year to Date 2012 Results (USD in millions) (unaudited)

	YTD 2012	YTD 2011	CHANGE
Net Revenues	$546.7	$463.8	+17.9%
Gross Profit	$126.1	$88.2	+43.0%
Gross Margin	23.1%	19.0%	+4.1%
GAAP Net Income Attributable to Shareholders	$36.8	$7.0	+427.0%
Non-GAAP Net Income Attributable to Shareholders	$44.6 (1)	$14.0 (2)	+219.5%
GAAP EPS (Per Diluted ADS, USD)	$0.216	$0.039	+453.8%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.261(1)	$0.079(2)	+230.4%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $6.5 million of share-based compensation expenses, net of tax and $1.3 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $5.7 million of share-based compensation expenses, net of tax and $1.3 million non-cash acquisition related charges, net of tax.

Revenues were $546.7 million and gross profits were $126.1 million, representing growth of 17.9% and 43.0% over the first nine months of 2011 respectively. Gross margin increased to 23.1% in the first nine months of 2012, up from 19.0% in the same period last year, a 410 basis point improvement.

GAAP operating expenses were $78.3 million for the first nine months of 2012, down $4.5 million, or 5.4% from the same period 2011. The significant reduction was due to a better overall cost control and the reduction in the ramp-up costs for production of WLO, WLM and LCOS products at Himax's in-house factories for these product lines, offset by increased share-based expenses of $0.9 million.

Operating income was $47.8 million, or 8.8% of sales, as compared to $5.4 million, or 1.2% of sales, for the first nine months of 2011, representing $42.4 million or 780.9% increase year over year. The improvement in operating income was a reflection of its overall top and bottom line financial improvement from last year.

GAAP net income for the first nine months 2012 was $36.8 million, or 21.6 cents per diluted ADS, up from $7.0 million, or 3.9 cents per ADS, for the same period last year. GAAP net income for the first nine months of 2012 grew 427.0% and GAAP EPS per diluted share grew 453.8% year over year.

Non-GAAP net income for the first nine months of 2012 was $44.6 million, or 26.1 cents per diluted ADS, up from $14.0 million, or 7.9 cents per ADS, for the same period last year. Non-GAAP net income for the first nine months of 2012 grew 219.5% and Non-GAAP EPS per diluted ADS grew 230.4% over the same period last year.

Balance Sheet and Cash Flow

The Company had $89.0 million in cash, cash equivalents and marketable securities available for sale on September 30, 2012, compared to $103.2 million on June 30, 2012 and $90.8 million for the same time last year. The Company made a cash payment for RSU of $6.3 million and a cash dividend of $10.7 million during the quarter. Inventories at the end of September were $128.3 million, up from $104.7 million a year ago and down from $139.2 million a quarter ago.

Accounts receivable were $218.3 million on September 30, 2012 as compared to $212.9 million on June 30, 2012 and $174.7 million a year ago. Day Sales Outstanding ("DSO") was 109 days at end of third quarter 2012 versus 109 days in the second quarter of 2012 and 103 days last year.

Net cash outflow from operating activities for the third quarter was $7.1 million. This is mainly because the Company had a relatively high inventory level at the end of the second quarter as delivery for much goods prepared for shipping before quarter-end was postponed into the third quarter out of short notice by the customers. As a result, while the Company had to pay for those goods in the third quarter, the Company will not get paid until the fourth quarter. Himax expects to generate a substantial net cash inflow from operations during the fourth quarter.

Share Buyback Update

With regards to the Company's $25 million dollars share buyback program, Himax has purchased a total of $12.7 million, or approximately 9.1 million ADS through September 30, 2012. Himax purchased approximately $0.4 million or 0.3 million ADS in the three months ended September 30, 2012. Himax management has stated they will continue to execute the remaining share repurchase program in accordance with Rule 10b-18.

December 2012 Non-Deal Road Show

Ms. Jackie Chang, CFO, Ms. Penny Lin, IR Manager, and John Mattio, US-Based IR from the MZ Group, will host a number of investor meetings in the New York Metro and Boston area from December 3rd to 7th, 2012. If you are interested in meeting with the Company in a 1-1 session or group session, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts tomorrow, November 8, 2012 at 8:00 a.m. US Eastern Standard Time to discuss the Company's third quarter and year-to-date 2012 financial results. Details of the call follow below.

DATE:	Thursday, November 8, 2012

TIME:	U.S. 8:00 a.m. EST
TAIWAN 9:00 p.m.

DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471

CONFERENCE ID:	402099

WEBCAST:	http://public.viavid.com/index.php?id=102174

A replay of the call will be available beginning two hours after the call through midnight November 15, 2012 (12 p.m. November 16, Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 402099. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=102174 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through November 7, 2013.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,657 patents granted and 1,504 patents pending approval worldwide as of September 30, 2012. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company is also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three and nine months ended September 30, 2012 and 2011, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the Investors' overall understanding of our current performance in on-going core operations as well as the prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations and acquisition related charges.

Forward-Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

-- FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2012	2011	2012
Revenues
Revenues from third parties, net	$125,671	$98,404	$126,164
Revenues from related parties, net	64,742	63,717	63,346
	190,413	162,121	189,510

Costs and expenses:
Cost of revenues	146,113	132,134	145,794
Research and development	21,494	21,292	15,717
General and administrative	5,056	5,146	4,066
Sales and marketing	4,588	4,072	3,728
Total costs and expenses	177,251	162,644	169,305

Operating income (loss)	13,162	(523)	20,205

Non operating income (loss):
Interest income	58	126	100
Equity in losses of equity method investees	(30)	(82)	(12)
Foreign exchange gains (losses), net	(63)	759	185
Interest expense	(77)	(131)	(97)
Other income (loss), net	502	(271)	(17)
	390	401	159
Earnings (loss) before income taxes	13,552	(122)	20,364
Income tax expense (benefit)	3,388	(31)	5,447
Net income (loss)	10,164	(91)	14,917
Net loss attributable to noncontrolling interests	247	733	188
Net income attributable to Himax stockholders	$10,411	$642	$15,105

Basic earnings per ordinary share attributable to Himax stockholders	$0.031	$0.002	$0.044
Diluted earnings per ordinary share attributable to Himax stockholders	$0.031	$0.002	$0.044
Basic earnings per ADS attributable to Himax stockholders	$0.061	$0.004	$0.089
Diluted earnings per ADS attributable to Himax stockholders	$0.061	$0.004	$0.089

Basic Weighted Average Outstanding ADS	169,782	176,698	170,283
Diluted Weighted Average Outstanding ADS	169,929	176,876	170,586

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months
	Ended September 30,
	2012	2011
Revenues
Revenues from third parties, net	$355,308	$264,947
Revenues from related parties, net	191,308	198,846
	546,616	463,793

Costs and expenses:
Cost of revenues	420,484	375,599
Research and development	53,910	60,376
General and administrative	12,811	13,172
Sales and marketing	11,580	9,216
Total costs and expenses	498,785	458,363

Operating income	47,831	5,430

Non operating income (loss):
Interest income	243	396
Equity in losses of equity method investees	(114)	(275)
Foreign exchange gains (losses), net	(219)	776
Interest expense	(273)	(330)
Other income (loss), net	694	(27)
	331	540
Earnings before income taxes	48,162	5,970
Income tax expense	12,040	1,492
Net income	36,122	4,478
Net loss attributable to noncontrolling interests	707	2,511
Net income attributable to Himax stockholders	$36,829	$6,989

Basic earnings per ordinary share attributable to Himax stockholders	$0.108	$0.020
Diluted earnings per ordinary share attributable to Himax stockholders	$0.108	$0.020
Basic earnings per ADS attributable to Himax stockholders	$0.216	$0.039
Diluted earnings per ADS attributable to Himax stockholders	$0.216	$0.039

Basic Weighted Average Outstanding ADS	170,691	177,107
Diluted Weighted Average Outstanding ADS	170,702	177,197

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months		Three Months Ended
	Ended September 30,		June 30,
	2012	2011	2012
Share-based compensation
Cost of revenues	$150	$96	$6
Research and development	4,570	3,139	366
General and administrative	1,009	554	62
Sales and marketing	1,004	684	76
Income tax benefit	(1,118)	(744)	(87)
Total	$5,615	$3,729	$423

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$305	$259	$240
Sales and marketing	289	289	290
Income tax benefit	(125)	(125)	(125)
Total	$469	$423	$405

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Nine Months
	Ended September 30,
	2012	2011
Share-based compensation
Cost of revenues	$161	$118
Research and development	5,309	4,874
General and administrative	1,133	839
Sales and marketing	1,157	963
Income tax benefit	(1,291)	(1,099)
Total	$6,469	$5,695

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$786	$775
Sales and marketing	868	868
Income tax benefit	(375)	(375)
Total	$1,279	$1,268

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)
	September 30,	June 30,	December 31,
	2012	2012	2011
Assets
Current assets:
Cash and cash equivalents	$88,822	$102,992	$106,164
Restricted cash and cash equivalents	73,000	63,000	84,200
Investments in marketable securities available-for-sale	171	167	165
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	136,284	129,045	101,280
Accounts receivable from related parties, less allowance for sales returns and discounts	82,019	83,832	79,833
Inventories	128,339	139,158	112,985
Deferred income taxes	16,760	16,432	16,217
Prepaid expenses and other current assets	15,012	15,108	14,865
Total current assets	$540,407	$549,734	$515,709

Investment securities, including securities measured at fair value	$12,926	$24,619	$24,506
Equity method investments	295	322	439
Property, plant and equipment, net	53,119	54,173	57,150
Deferred income taxes	5,785	13,830	13,649
Goodwill	30,923	26,846	26,846
Intangible assets, net	6,557	3,431	4,494
Other assets	2,427	2,434	2,185
	112,032	125,655	129,269
Total assets	$652,439	$675,389	$644,978

Liabilities and Equity
Current liabilities:
Short-term debt	$73,000	$63,000	$84,200
Accounts payable	129,959	159,407	134,353
Income taxes payable	8,687	12,753	3,644
Other accrued expenses and other current liabilities	22,688	31,082	23,163
Total current liabilities	$234,334	$266,242	$245,360
Other liabilities	3,860	5,018	4,560
Total liabilities	$238,194	$271,260	$249,920

Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,834,778, 339,047,694 and 349,279,556 outstanding at September 30, 2012, June 30, 2012, and December 31, 2011, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	104,700	104,580	103,051
Treasury shares, at cost (16,864,704 ordinary shares, 17,651,788 ordinary shares and 7,419,926 ordinary shares at September 30, 2012, June 30, 2012, and December 31, 2011, respectively)	(11,805)	(12,213)	(4,502)
Accumulated other comprehensive income	(488)	137	166
Unappropriated retained earnings	213,861	203,450	187,712
Himax stockholders' equity	$413,278	$402,964	$393,437
Noncontrolling interests	967	1,165	1,621
Total equity	$414,245	$404,129	$395,058
Total liabilities and equity	$652,439	$675,389	$644,978

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2012	2011	2012

Cash flows from operating activities:
Net income (loss)	$10,164	$ (91)	$14,917
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,152	3,162	3,165
Share-based compensation expenses	451	1,600	510
Loss on disposal of property, plant and equipment	30	114	--
Loss (gain) on disposal of marketable securities, net	(635)	36	11
Unrealized loss on conversion option	62	298	62
Interest income from amortization of discount on investment in corporate bonds	(18)	(41)	(41)
Equity in losses of equity method investees	30	82	12
Deferred income tax expense	7,587	2,020	257
Inventories write downs	3,241	1,813	4,115
Changes in operating assets and liabilities:
Accounts receivable	(7,239)	(1,921)	(25,956)
Accounts receivable from related parties	1,811	6,542	2,077
Inventories	7,579	17,873	(24,758)
Prepaid expenses and other current assets	(320)	1,890	424
Accounts payable	(29,448)	(12,224)	24,476
Income taxes payable	(4,067)	(2,431)	4,967
Other accrued expenses and other current liabilities	1,568	(316)	(1,066)
Other liabilities	(1,039)	(980)	36
Net cash provided by (used in) operating activities	(7,091)	17,426	3,208

Cash flows from investing activities:
Purchase of property and equipment	(1,746)	(7,128)	(1,009)
Proceeds from disposal of property and equipment	--	7	--
Purchase of available-for-sale marketable securities	(3,351)	(5,193)	(5,526)
Disposal of available-for-sale marketable securities	7,984	5,158	5,515
Proceeds from disposal of equity method investment	--	371	--
Cash acquired in acquisition	546	--	--
Release (pledge)of restricted cash equivalents and marketable securities	(3)	9	2
Decrease (increase) in other assets	585	65	(132)
Net cash provided by (used in) investing activities	4,015	(6,711)	(1,150)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2012	2011	2012
Cash flows from financing activities:
Distribution of cash dividends	$ (10,680)	$ (21,224)	$ --
Proceeds from issuance of new shares by subsidiaries	33	10	86
Payments to repurchase ordinary shares	(511)	(2,062)	(1,147)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	--	--	97
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	78	720	1
Purchase of subsidiary shares from noncontrolling interests	(9)	(1,383)	(3)
Release (pledge) of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	(10,000)	(27,200)	21,200
Proceeds from borrowing of short-term debt	73,000	27,200	146,800
Repayment of short-term debt	(63,000)	--	(168,000)
Net cash used in financing activities	(11,089)	(23,939)	(966)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(5)	(9)	(12)
Net increase (decrease) in cash and cash equivalents	(14,170)	(13,233)	1,080
Cash and cash equivalents at beginning of period	102,992	103,887	101,912
Cash and cash equivalents at end of period	$88,822	$90,654	$102,992

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$77	$188	$97
Income taxes	$174	$95	$123
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$ --	$ --	$10,680
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$541	$ --	$ --

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months
	Ended September 30,
	2012	2011

Cash flows from operating activities:
Net income	$36,122	$4,478
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	9,630	9,613
Share-based compensation expenses	1,478	3,921
Loss on disposal of property, plant and equipment	30	114
Gain on disposal of equity method investment	--	(313)
Gain on disposal of marketable securities, net	(631)	(351)
Unrealized loss (gain) on conversion option	(28)	902
Interest income from amortization of discount on investment in corporate bonds	(101)	(130)
Equity in losses of equity method investees	114	275
Deferred income tax expense	6,938	1,279
Inventories write downs	9,973	6,381
Changes in operating assets and liabilities:
Accounts receivable	(35,004)	(14,071)
Accounts receivable from related parties	(2,191)	15,587
Inventories	(25,326)	6,943
Prepaid expenses and other current assets	(566)	1,465
Accounts payable	(4,394)	(2,376)
Income taxes payable	5,042	(6,291)
Other accrued expenses and other current liabilities	(1,029)	625
Other liabilities	(334)	(1,897)
Net cash provided by (used in) operating activities	(277)	26,154

Cash flows from investing activities:
Purchase of property and equipment	(4,361)	(17,653)
Proceeds from disposal of property and equipment	--	7
Purchase of available-for-sale marketable securities	(15,124)	(14,047)
Disposal of available-for-sale marketable securities	19,753	22,392
Proceeds from disposal of equity method investment	--	371
Purchase of investment securities	(3)	--
Cash acquired in acquisition	546	--
Release (pledge) of restricted cash equivalents and marketable securities	(5)	1,007
Decrease in other assets	429	34
Net cash provided by (used in) investing activities	1,235	(7,889)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months
	Ended September 30,
	2012	2011
Cash flows from financing activities:
Distribution of cash dividends	$ (10,680)	$ (21,224)
Proceeds from issuance of new shares by subsidiaries	116	41
Payments to repurchase ordinary shares	(8,222)	(2,129)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	97	--
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	411	720
Purchase of subsidiary shares from noncontrolling interests	(13)	(1,911)
Release (pledge) of restricted cash equivalents and marketable securities (for borrowing of short-term debt)	11,200	(27,200)
Proceeds from borrowing of short-term debt	304,000	27,200
Repayment of short-term debt	(315,200)	--
Net cash used in financing activities	(18,291)	(24,503)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(9)	50
Net decrease in cash and cash equivalents	(17,342)	(6,188)
Cash and cash equivalents at beginning of period	106,164	96,842
Cash and cash equivalents at end of period	$88,822	$90,654

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$273	$364
Income taxes	$360	$6,280
Supplemental disclosures of non-cash investing activities:
Fair value of ordinary shares issued by Himax Display, Inc. in the acquisition of Spatial Photonics, Inc.	$541	$ --

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months		Three Months
	Ended September 30,		Ended June 30,
	2012	2011	2012
Revenues	$190,413	$162,121	$189,510

Gross profit	44,300	29,987	43,716
Add: Share-based compensation – Cost of revenues	150	96	6
Gross profit excluding share-based compensation	44,450	30,083	43,722
Gross margin excluding share-based compensation	23.3%	18.6%	23.1%

Operating income (loss)	13,162	(523)	20,205
Add: Share-based compensation	6,733	4,473	510
Operating income excluding share-based compensation	19,895	3,950	20,715
Add: Acquisition-related charges –Intangible assets amortization	594	548	530
Operating income excluding share-based compensation and acquisition-related charges	20,489	4,498	21,245
Operating margin excluding share-based compensation and acquisition-related charges	10.8%	2.8%	11.2%
Net income attributable to Himax stockholders	10,411	642	15,105
Add: Share-based compensation, net of tax	5,615	3,729	423
Add: Acquisition-related charges, net of tax	469	423	405
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	16,495	4,794	15,933
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.7%	3.0%	8.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Nine Months
	Ended September 30,
	2012	2011
Revenues	$546,616	$463,793

Gross profit	126,132	88,194
Add: Share-based compensation – Cost of revenues	161	118
Gross profit excluding share-based compensation	126,293	88,312
Gross margin excluding share-based compensation	23.1%	19.0%
Operating income	47,831	5,430
Add: Share-based compensation	7,760	6,794
Operating income excluding share-based compensation	55,591	12,224
Add: Acquisition-related charges –Intangible assets amortization	1,654	1,643
Operating income excluding share-based compensation and acquisition-related charges	57,245	13,867
Operating margin excluding share-based compensation and acquisition-related charges	10.5%	3.0%
Net income attributable to Himax stockholders	36,829	6,989
Add: Share-based compensation, net of tax	6,469	5,695
Add: Acquisition-related charges, net of tax	1,279	1,268
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	44,577	13,952
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.2%	3.0%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months	Nine Months
	Ended September 30,	Ended September 30,
	2012	2012
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.061	$0.216
Add: Share-based compensation per ADS	$0.033	$0.038
Add: Acquisition-related charges per ADS	$0.003	$0.007

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.097	$0.261

Numbers do not add up due to rounding

CONTACT: For the Company
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com